Rectitude Holdings Ltd 35 Tampines Industrial Avenue 5 Singapore 528627

June 18, 2024

VIA EDGAR

Heather Clark

Hugh West

Alex King

Jay King

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549

Re:	RECTITUDE HOLDINGS LTD

Registration Statement on Form F-1 (File No. 333-276517)

Initially Filed on January 16, 2024

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Rectitude Holdings Ltd (the “Company”) hereby requests an acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1 (the “F-1 Registration Statement”), so that such Registration Statement will become effective at 4:30 p.m., Eastern Time, on June 20, 2024 or as soon thereafter as practicable.

Very truly yours,

RECTITUDE HOLDINGS LTD

By:	/s/ Jian Zhang
Name:	Jian Zhang
Title:	Chairman of the Board of Directors and Chief Executive Officer